Marvel Entertainment, Inc.
417 Fifth Avenue
New York, New York 10016

April 8, 2009

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Marvel Entertainment, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 1-13638

Dear Mr. Krikorian:

Reference is made to the letter dated March 30, 2009 from the Staff of the Securities and Exchange Commission (the “Staff”) to Isaac Perlmutter, Chief Executive Officer of Marvel Entertainment, Inc. (“Marvel” or “us”), containing comments on the above-referenced annual report on Form 10-K.

The letter asks us to respond to its comments within 10 business days or to tell the Staff when we will provide the Staff with a response. The letter’s envelope is postmarked April 2, 2009, and the letter reached Marvel on Monday, April 6, 2009. We intend to respond to the letter’s comments within 10 business days of our receipt of the letter, or by the close of business on Monday, April 20.

If you have any questions or comments regarding the above, please feel free to call me at (212) 576-4004 or Benjamin Dean, Marvel’s Associate General Counsel, at (212) 576-4017.

Sincerely,

/s/ John Turitzin

John Turitzin
General Counsel
Marvel Entertainment, Inc.

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